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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING
                                  (Check one):

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ X] Form 11-K [ ] Form 10-Q and
                           Form 10-QSB [ ]Form N-SAR

                      For Period Ended: December 31, 1998

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

              For the Transition Period Ended:____________________


 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_______________


                        PART I - REGISTRANT INFORMATION

Full Name of Registrant                        Convergys Corporation

Former Name if Applicable

Address of Principal Executive Office          201 East Fourth Street
                                               Cincinnati, Ohio 45202

                       PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ x ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ x ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ x ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                              PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

SunTrust Banks, Inc., trustee to the CBIS Retirement and Savings Plan, was unable to provide required trust reports in a timely manner due to a change in information systems. Such reports are expected to be available in the immediate future to facilitate filing of the Form 11-K within 15 days of the filing deadline.

                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        Thomas P. Mehnert,   (513) 723-3447

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [ ] Yes  [X] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             CONVERGYS CORPORATION

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 30, 1999         By:  /s/  Thomas P. Mehnert

                                 Thomas P. Mehnert, Vice President - Legal


                                 EXHIBIT INDEX

12b-25(c)1      Statement of SunTrust Banks, Inc.

12b-25(c)2      Statement of PricewaterhouseCoopers LLP